Jupiter Dividend & Growth Trust PLC

Report & Accounts for the year ended 31st December 2006

CONTENTS

INVESTMENT POLICY

The objective of the Company is to provide a high and rising income and capital growth from a quality portfolio comprising UK equities, equity related securities and fixed interest securities.

BENCHMARK INDEX

FTSE All-Share Index
(Bloomberg Indication Code: ASX)

RISK WARNING

Investment in the Company should not be regarded as short-term in nature. An investment in the Company is only suitable for investors who are capable of evaluating the risks and merits of such investment and have sufficient resources to bear any loss. The value of the Company's underlying investment portfolio fluctuates and income and the capital growth are not guaranteed. The Company's investment portfolio is geared through the use of its overdraft facility and the Ordinary Income shares are geared by the Zero Dividend Preference shares. Geared investment in securities may be subject to sudden and large falls in value. Investors may not get back the full amount invested and, in certain circumstances, investors could lose all of their investment. Past performance should not be seen as a guide to future performance. The market price for the Ordinary Income shares, Zero Dividend Preference shares and Packaged Units on the London Stock Exchange may not reflect their underlying Net Asset Value. The attention of shareholders is drawn to the section entitled 'Capital Structure' on pages 9 and 10 which summarises the rights and certain risks specific to each class of share and to the section entitled 'Important Risk Warnings' on page 56.